Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

March 22, 2024

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Transamerica Structured Index AdvantageSM Annuity: Post-Effective Amendment

No. 1 to Form S-1 Registration Statement (File No. 333-269398)

Mr. Cowan:

This letter responds to comments that you provided via telephone on March 13, 2024, with respect to the above-referenced filing for the Transamerica Structured Index AdvantageSM Annuity. Upon filing the next post-effective amendment, we intend to request acceleration of effectiveness for no later than May 1, 2024, as necessary to comply with Section 10(a)(3) of the Securities Act.

For your convenience, I have restated those comments below, and followed each comment with our response. We have separately provided a draft revised prospectus (courtesy copy) reflecting our responses to the Commission staff’s comments.

I. Prospectus

Comment 1: Cover Page, first bullet point – “Index Account Options”, sentence beginning “At the end of a Crediting Period…”. Please make this sentence more prominent, for example, by making it bold.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 2: Cover Page, first bullet point, last sentence. Please replace “Policy” with “Index Account Option”.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 3: Cover Page, paragraph after bullet points, sentence beginning “We will always…”. Please respond supplementally if no other guaranteed minimums would be applicable, otherwise disclose in the Prospectus other applicable guaranteed minimums, including Participation Rate.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Response: Disclosure has been revised. Please see attached courtesy copy. Please note that the company has revised the disclosure (and similar disclosure throughout the prospectus) to state that, for Policies with applications signed on or after May 1, 2024, there is no specified guaranteed minimum Buffer Rate, Cap Rate, or Participation Rate for Index Account Options that may be offered in the future.

Comment 4: Cover Page, bolded paragraphs. Please add disclosure as a new third paragraph in bolded section. Disclosure should read, “The contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option before the end of the Crediting Period, especially if you plan to take ongoing withdrawals, such as automatic withdrawals, advisory fee withdrawals, or minimum required distributions. You should consult with a financial professional.”

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 5: Cover Page, bolded section following disclosure previously added in response to Comment 4. Please consider revising the disclosure into bullet points.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 6: Glossary. Please add a definition for Death Benefit: “Upon the death of the Annuitant during the accumulation phase, an amount payable equal to the Policy Value, or if the GMDB Rider is in effect, the greater of the Policy Value or the GMDB. If the Owner is not the Annuitant, we will pay the Cash Value if the Owner predeceases the Annuitant during the accumulation phase.”

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 7: Page 7, GMDB Rider bullet point, first non-bulleted paragraph. Please add additional language at the end of the first parenthetical “…of the rider, following the death of the Owner or Annuitant.”

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 8: Page 13, paragraph preceding “Selecting Allocation Accounts for Investment.” Please disclose financial intermediary variations in the Prospectus or respond supplementally why that is not required.

Response: We believe that such disclosure is not required, as the current disclosure is consistent with staff guidance and substantial precedent, as described further below. We also wish to emphasize that any such financial intermediary variations relate to a financial intermediary limiting customer access to a subset of the Allocation Accounts that we are offering. No customer has access to investment options that are not listed in the prospectus.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Our offering includes/will include all the Allocation Accounts listed in the prospectus. However, from time to time, a distribution partner, for reasons strictly internal to that firm’s practices, may be unwilling to make available to its clients certain Allocation Accounts. The prospectus disclosure is primarily intended to put investors on notice that they may be dealing with a firm that restricts Allocation Account availability, and that the other Allocation Accounts may be available through other firms.

Disclosure of this nature has become commonplace and is derived directly from staff guidance provided to the Committee of Annuity Insurers, other industry groups, and individual companies in early 2022. Under the recently-adopted version of Form N-4, there were open questions about how to disclose these types of intermediary-imposed restrictions relating to the availability of investment options, especially given the separation between the financial intermediary and the insurance company. The staff’s guidance was that a registrant need only disclose that the availability of investment options may vary by financial intermediary, and should include a continuously available resource where investors can obtain information about which investment options are available through their firms. Furthermore, the above-referenced staff guidance has been routinely applied in the RILA context, as many RILA prospectuses similarly disclose that the availability of investment options may vary by financial intermediary.

Comment 9: Page 17, Additional Investment Risks Related to the First Trust Equity Edge IndexTM. Please confirm supplementally the following regarding the new First Trust index: The index and its methodology will be publicly available; all components of the index will be actively traded; and the index can be replicated by an independent, unaffiliated third party.

Response: Confirmed.

Comment 10: Page 17, Investments Risks for the Exchange Traded Funds (ETFs). Please consider changing this heading to all capital letters or explain supplementally if you decide to retain the current formatting.

Response: We have elected to retain the current formatting because we believe it accurately conveys the presentation of risk disclosures. However, for greater clarity, we have added “AND THE EXCHANGE TRADED FUNDS” to the main risk factor heading, and an additional sub-header “Investment Risks for the Market Indexes.”

Comment 11: Page 18, Withdrawal and Surrender Risk. Please add the disclosure indicated in Comment 4 to the introductory paragraph or as a first bullet point.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 12: Page 20, Interim Value, second paragraph after bullet points, last sentence regarding maximum loss. Please make this sentence more prominent, for example, by making it bold.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 13: Page 22, Death Benefit Selection Risk. Please disclose here that before electing the rider, the investor should consider that each time the GMDB fee is deducted from an index option – and this fee is deducted quarterly – there will be an interim value adjustment and negative proportionate reduction to the investment base that could result in loss, perhaps significant and perhaps greater than the amount of the fee.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 14: Page 25, Sentence beginning “If your Policy includes…”. Please change “GLWB” to “GMDB”.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 15: Page 25, Guaranteed Minimum Death Benefit (GMDB) Rider Fee section, bulleted sentences. Please disclose here that before electing the rider, the investor should consider that each time the GMDB fee is deducted from an index option – and this fee is deducted quarterly – there will be an interim value adjustment and negative proportionate reduction to the investment base that could result in loss, perhaps significant and perhaps greater than the amount of the fee.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 16: Page 25, Guaranteed Minimum Death Benefit (GMDB) Rider Fee section, paragraph following bulleted sentences, first sentence. Please add additional disclosure after “termination”: “…of the rider, following death of the Owner or Annuitant.”

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 17: Page 58, Guaranteed Minimum Death Benefit (GMDB) Rider section, paragraph preceding bolded paragraph, last sentence. Please add additional disclosure following “issued” within the parenthetical: “…, after termination of the rider, following death of the Owner or Annuitant.”

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 18: Page 58, Guaranteed Minimum Death Benefit (GMDB) Rider section, paragraph following final bullet point. Please add additional disclosure after “termination”: “…of the rider, following death of the Owner or Annuitant.”

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 19: Page 59, The Death Benefit Amount section, Death of Person who is both the Annuitant and an Owner Before the Annuity Commencement Date sub-section, items 1 and 2. Please consider removing parentheticals following “Policy Value” and “Guaranteed Minimum Death Benefit”.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Response: Disclosure has been revised. Please see attached courtesy copy.

If you have any questions regarding these responses, please contact Brian Stallworth at (720) 488-7884 or brian.stallworth@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel